FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of FEBRUARY, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date    February 22, 2001            By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                             HILTON PETROLEUM LTD.




          HILTON PETROLEUM AGREES TO SELL ENSERCH OIL & GAS PROPERTIES
                              FOR CDN$22.5 MILLION

BAKERSFIELD,  CA -FEBRUARY  22, 2001 -- Hilton  Petroleum  Ltd. (OTC BB: HTPTF /
CDNX: HTP) announced today that it has finalized terms and executed a formal purchase and sale agreement for the sale of a portion of its properties known as the Enserch properties located primarily in Texas and Oklahoma, to a Texas-based oil and gas producer.

Hilton Petroleum agreed to the sale for a price of CDN $22.5 million, with an effective date of January 1, 2001. The proceeds from this sale will first be applied to pay-off in full the company's existing credit facility with Bank One. The balance of the net proceeds--approximately CDN $5 million--will be utilized to fund exploration in California and for working capital purposes.

"We believe that this sale is strategically in the company's best interest," says Hilton's Chairman and CEO Don Busby. "By eliminating our bank debt and generating additional operating capital for the company, we feel that we're better prepared to fully develop and exploit the significant oil and gas finds now coming on production at our California projects."

The majority of the Company's exploration and development costs are being incurred in the San Joaquin and Sacramento Basins of California. In the San Joaquin Basin-East Lost Hills Project, the Berkley #1 natural gas well commenced production February 6, 2001. A potential production rate of over 20 mmcf/d is ultimately planned for the well. The Berkley #2, two miles to the north is being prepared for production testing and two other wells are approaching target depth. In the regional exploration program the company is operating in the Sacramento Basin, the East Blossom and the Brown Sugar prospects were completed and tested and are awaiting hook-up to pipelines. The company has six additional prospects in different stages of permitting for exploration drilling starting in March.

Although the company is participating in exploration programs and has production in other regions of the country, Busby says that their focus will continue to be on exploration in the California basins. The decision to sell the Enserch properties was based upon the company's ability to obtain fair value for them. Current estimates are that on-going exploration in the California basins will cost about CDN$1.2 million per month. "The sale of the Enserch properties will help to minimize shareholder dilution until such time as revenue from production begins to pay for the ongoing exploration and development," says Busby. Closing of the transaction, subject to normal conditions precedent, is scheduled for March 7, 2001.

Hilton Petroleum Ltd. is a Canadian company engaged in exploration, development and production of natural gas and crude oil. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTC BB: HTPTF). Additional information about Hilton can be found at its Internet Web site: WWW.HILTONPETROLEUM.COM; or by contacting Des O'Kell in Canada at 1-888-303-3361 or Bob Jordan in the United States at 1-888-948-0075.

ON BEHALF OF THE BOARD

/s/Nick DeMare
Director & CFO

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although Hilton Petroleum Ltd. believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it gives no assurance that its expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.